June 24, 2014

VIA ELECTRONIC TRANSMISSION

Laura Hatch
Staff Accountant
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Response to Staff Comments Regarding LoCorr Investment Trust’s Annual and Semi-Annual Reports and Related SEC Filings, (File Nos. 333-171360; 811-22509)

Dear Ms. Hatch:

This correspondence is submitted in response to the Staff's comments received on June 19, 2014 related to various annual and semi-annual reports as well as related filings made by LoCorr Investment Trust (the "Trust"), on behalf of its series (each a "Fund").  We have included a summary of the comments and the Registrant's responses thereto, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.  Footnote number 2 in the May 1, 2014 Prospectus fee table for the LoCorr Managed Futures Strategy Fund refers, in part, to "…management fees and performance fees of the CTAs included in the index range up to 1.5% of assets and up to 25% of the returns, respectively."  Please provide an undertaking to specify in the next update to the Prospectus whether these fees are based on cash amount invested or notional amounts.

Response:  The Registrant undertakes to provide such disclosure in the next update to the Prospectus and notes that management fees are based on notional amounts while performance fees are based on cash amount invested.

Comment 2.  In the December 31, 2013 Annual Report pie chart summarizing the schedule of investments for LoCorr Long/Short Equity Fund, the chart indicates 47% of Fund assets are invested in the "manufacturing" sector.  Please confirm that when the manufacturing sector is broken down by industry, no industry would represent more than 25% of Fund assets.

Response:  The Registrant confirms that no industry would represent more than 25% of Fund assets.

THOMPSON HINE LLP ATTORNEYS AT LAW	41 South HIgh Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com Phone: 614.469.3200 Fax: 614.469.3361

Comment 3.  The Prospectus for the LoCorr Managed Futures Fund and the LoCorr Commodity Strategy Fund, describes a swap based on a customized index (the "Index") designed to replicate the aggregate returns of the managers selected by the adviser.  Please provide an undertaking to provide in the next update to the Prospectus additional details about the nature of each Index that would be informative to shareholders, for example, percent allocated to financial futures managers, energy futures managers, soft-commodity managers, etc.

Response:  The Registrant undertakes to provide such disclosure in the next update to the Prospectus.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at 614-469-3238.

Sincerely,

/s/ Thompson Hine LLP